                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

            Form 20-F.  X              Form 40-F.
                      -----                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes.                       No.  X
                -----                     -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

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     China Southern Airlines Company Limited (the "Company") on April 30, 2004
published in two local newspapers in Hong Kong its announcement, in English and Chinese, on the notice of 2003 Annual General Meeting. A copy of the English Announcement is included in this Form 6-K of the Company.

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                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (A joint stock limited company incorporated in the
               People's Republic of China with limited liability)
                               (STOCK CODE: 1055)
                      NOTICE OF 2003 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that pursuant to the resolutions passed by the Board of Directors of China Southern Airlines Company Limited (the "Company") at the Board Meeting held on Friday, 23 April 2004, the 2003 Annual General Meeting of the Company will be held at the headquarters of China Southern Airlines Company Limited, No. 278 Ji Chang Road, Guangzhou, Guangdong Province, the PRC at 9:00 a.m., on 16 June, 2004 for the following purposes:

I.---To examine and approve the following resolutions as ordinary resolutions:

     1.   Report of the Directors of the Company for the year 2003;

     2.   Report of the Supervisory Committee of the Company for the year 2003;

     3. Audited consolidated financial statements of the Company for the year 2003;

     4.   Profit distribution budget of the Company for the year 2003;

     5. Appoint KPMG as the international auditors of the Company for the year 2004 and KPMG Huazhen as the PRC auditors of the Company for the year 2004 and authorize the Board to determine their remuneration;

     6. To elect members of the fourth Board of Directors, with Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors, and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors and authorize the Board of Directors to determine their remuneration thereof (the details of the relevant candidates are disclosed in the 2003 Annual Report of the Company);

     7. To elect members of the fourth Supervisory Committee with Sun Xiao Yi, Yang Guang Hua and Yang Yi Hua as Supervisors and authorize the Supervisory Committee to determine their remuneration, and consider and approve the resignation of Liang Hua Fu, Gan Yu Hua and Li Qi Hong as members of the Supervisory Committee (the details of the relevant candidates are disclosed in Note V to this Notice);

     8. Proposal of the Board of Directors for amendments to the "Rules of Procedures for Shareholders' General Meetings" as stated below;

          a. Article 2 of the "Rules of Procedures for Shareholders' General Meetings" shall be replaced by the following provision:

               "Article 2 The shareholders' general meeting is the organ of authority of the Company and shall exercise the following functions and powers in accordance with law:

               (1) to decide on the Company's operational policies and investment plans;

               (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

               (3) to elect and replace independent directors and decide the standard of allowance of independent directors;

               (4) to elect and replace the supervisors who are representatives of shareholders and decide

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                    on matters relating to the remuneration of supervisors;

               (5)  to examine and approve reports of the board of directors;

               (6)  to examine and approve reports of the supervisory committee;

               (7) to examine and approve the Company's proposed annual preliminary and final financial budgets;

               (8) to examine and approve the Company's profit distribution plans and plans for making up losses;

               (9) to decide on increases or reductions in the Company registered capital;

               (10) to decide on the issue of debentures by the Company;

               (11) to decide on matters relating to external security
                    (including pledge) according to the relevant provisions of the articles of association;

               (12) to decide on matters such as merger, division, dissolution and liquidation of the Company;

               (13) to amend the articles of association;

               (14) to decide on the appointment and dismissal of the
                    accountants of Company;

               (15) to consider motions raised by shareholders who represent five percent or more of the total shares of the Company carrying the right to vote;

               (16) to decide on other matters which require resolutions of the shareholders general meeting according to relevant laws, administrative regulations and provisions of the articles of association.";

          b. Article 47 of the "Rules of Procedures for Shareholders' General Meeting" shall be replaced by the following provision:

               "Article 47 Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

               To adopt an ordinary resolution, votes representing one half or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

               To adopt a special resolution, votes representing two thirds or more of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

               Shareholders present at the meeting (including proxies) shall expressly state their agreement with or objection to every matter to be determined by voting. Any votes made by any shareholders giving up or abstaining from voting shall not be counted as votes having voting rights.

               When any shareholder's proxy shall abstain from voting or be limited to vote in favor of or against any designated resolution, any votes made by such proxy in contravention of the aforesaid regulation or limitation should not be counted as votes having voting rights.";
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          c.   Article 51 of the "Rules of Procedures for Shareholders' General
               Meeting" shall be replaced by the following provision:

               "Article 51 Method of voting:

               (1)  disclosed ballot;

               (2) show of hands for matters not currently required to be voted by ballot;

               (3) unconditional ballot, that is, no additional conditions are attached to voting;

               (4)  a resolution shall be made after voting.

               The following matters shall be approved by voting under the scrutineer's supervision at shareholders' general meeting:

               (1)  connected transactions;

               (2) transactions that shall be approved by independent shareholders;

               (3) options granted to major shareholders or independent directors or any other related parties;

               (4) any other transactions in which shareholders are materially interested and accordingly are required to refrain from voting at shareholders' general meeting.

               Save as stated above which shall be voted by ballot, at any shareholders' general meeting a resolution shall be decided on a show of hands, unless a ballot is (before or after any vote by show of hands) demanded:

               (1)  by the chairman of the meeting;

               (2) by at least two voting shareholders present in person or by proxies;

               (3) by one or more shareholders present in person or by proxy and representing (alone or in aggregate) 10 per cent or more (including the 10 per cent) of all shares carrying the right to vote at the meeting.";

               The demand for a ballot may be withdrawn by the person who makes such demand.";

     9. Proposal of the Board of Directors for amendments to the "Rules of Procedures for Board of Directors" as stated below;

          a. The Company's Article 21 of "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "Article 21 Apart from the powers granted by the Company Law, the articles of association of the Company and other relevant laws and regulations to the directors, the independent directors shall have the following special powers:

               (1) connected transactions of which the aggregate consideration is in compliance with the relevant provisions of existing listing rules and other supervisory regulations in places where the Company is listed, shall first be approved by the independent directors before submission to the board of directors for discussion.

                    Before making the decision with respect to such transactions, the independent directors may engage a professional institution to prepare independent financial advisor's reports as a basis of their decision;

               (2) propose to the board of directors with respect to engaging or disengaging accounting firms;

               (3) propose to the board of directors with respect to the convening of extraordinary shareholders' general meetings;

               (4)  propose the convening of board meetings;

               (5)  engage external auditing firms or consultancy firms;

               (6) publicly solicit proxies from shareholders before shareholders' general meetings.

               The Independent Director shall obtain the consent of over half of the independent directors in exercising any of the above powers.";

          b. Article 22 of the "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "Article 22 In addition to the above obligations, the independent directors shall provide their independent opinions to the board of directors or the shareholders' general meeting on the following matters:

               (1)  nomination, appointment and removal of Directors;

               (2)  appointment and dismissal of senior administrative officers;

               (3) remuneration of directors and senior administrative officers;

               (4) newly occurred connected transaction, loan and other forms of fund transfer between the Company and its shareholders, actual controllers or their affiliates for which the aggregate consideration is in compliance with the relevant provisions of the existing listing rules and other supervisory regulations in places where the Company is listed, and whether the Company has taken effective measures to collect the amounts due;

               (5) matters which may harm the interests of the minority shareholders;

               (6) other matters provided for in the articles of association of the Company.

               The independent director shall choose to provide any of the following opinions with respect to the above matters: agree, reserve opinion and the reasons therefor, dissent and the reasons therefor, or unable to comment and the reasons therefor.

               If the matters concerned fall under those which require disclosure, the Company shall publicly disclose the opinions of the independent directors. When the independent directors cannot reach a consensus, the Company shall publicly disclose the opinions of each of the independent directors.";

          c. Article 33 of the "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "Article 33 The board of directors shall exercise the following powers:

               (1) Be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

               (2) Implement the resolutions of the shareholders' general meetings:

               (3) Decide on the Company's business plans and any investment project which is below 50% of the Company's recently audited net assets, including entering into major contracts of loans, trust, commission, donation, contracting and lease agreements, and investment, etc.;

               (4)  Decide on the following purchases or sales of assets:

                    (i) The aggregate amount or value of the consideration for the proposed disposition, and the amount or value of the consideration for any such disposition of any fixed assets of the Company that has been completed in the period of four (4) months immediately preceding the proposed disposition, exceed 33% of the value of the Company's fixed assets as shown in the Company's most recent audited account;

                    (ii) The total amount of the assets to be purchased or sold according to the most recently audited financial report, evaluation report or verification report (including the debts and expenses) is below 50% of the Company's most recently audited net assets:

                    (iii) The absolute value of the net profit or loss of the
                          asset to be purchased (according to the audited financial report of the pervious year) is below 50% of the absolute value of the Company's audited net profit or loss in the preceding year:

                    (iv) The absolute value of the net profit or loss of the asset to be sold or the absolute value of the profit or loss of the transaction is below 50% of the absolute value of the listed Company's audited net profit or loss in the preceding year:

               (5) Undertake risk investments, the amount of which shall be less than 10% of the Company's most recent audited net assets (as shown in the Company's most recent audited account). Investment in such undertaking show follow stringent procedures of examination and decision making. Major investment projects which exceed the aforesaid amount shall be examined by relevant specialists and then submitted to the shareholders' general meeting for approval.

                    The above risky investments are those which involve areas the Company has never ventured into in the past, and are outside the Company's scope of normal business, or those which the board of directors considers as highly risky and uncertain, including but not limited to investment on shares, futures or foreign exchanges transactions, etc.

               (6) Cancel less than 10% of the Company's most recently audited net assets (as shown in the Company's most recent audited account). When the assets to be cancelled are more than 10% of the Company's net assets, the board of directors should submit the proposal to the shareholders' general meetings for approval:

               (7) Formulate the Company's annual preliminary and financial budgets:

               (8) Formulate the Company's profit distribution plan and plan for making up losses;

               (9) Determine matters relating to external security (including pledging of assets) representing less than 50% of the audited net assets according to the audited financial report of the previous year;

               (10) Formulate proposals for increases or reductions in the
                    Company's registered capital and for issue of debentures or other instruments of the Company;

               (11) Prepare plans for major acquisition, repurchase of the
                    Company's shares or mergers, division and dissolution of the Company;

               (12) Decide on the establishment of the Company's internal management structure;

               (13) Pursuant to the Chairman's nomination to appoint or dismiss the Company's president, the secretary of the board of directors and decide the remunerations thereof, and pursuant to the president's nominations to appoint or dismiss the vice-presidents, the financial controller, the general economic officer, chief engineer and the chief flying officer of the Company:

               (14) Establish the Company's following basic management system:

                    (i)   asset management system and the supervision system;

                    (ii) labor employment system, wages and compensation system, welfare system, reward system and the supplementary social security system;

                    (iii) financial accounting system;

                    (iv) other important systems that should he established by the board of directors:

               (15) Prepare proposals for any amendment to the Company's
                    articles of association:

               (16) Manage the release of the Company's information;

               (17) Propose to the shareholders' general meeting the engagement or replacement of the Company's accounting firm;

               (18) Hear the reports of the Company's president, and examine the work of the president (if the president is also a director, the president-director shall abstain from exercising his rights as director when the board examines his work as president);

               (19) Formulate proposals on the remuneration and subsidies of the directors:

               (20) Formulate proposals on the rate of subsidies for the
                    independent directors;

               (21) Exercise any other powers granted by laws, regulations or the Company's articles of association or conferred by the shareholders' general meetings.

               The board shall exercise its powers by holding board meetings and passing resolutions for implementation.

          d. Article 35 of the "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "Article 35 The board of directors may set up strategy, nomination, remuneration and evaluation, and independent board committees according to the Company's actual needs. Members of these special committees shall all be directors, and in the auditing committee, the nomination committee, the remuneration and evaluation committee, the independent directors shall form the majority and shall be responsible for convening the committee meetings. In the auditing committee at least one independent director shall be an accounting professional.

               (1) The strategy committee shall primarily be responsible for research and proposal with regard to the Company's long term development and major investment decisions.

               (2)  The auditing committee shall primarily he responsible for
                    (i) proposing the engagement and replacement of the external auditor; (ii) supervising the Company's internal auditing system and implementation thereof: (iii) liaison between internal and external auditors: (iv) verifying and disclosing the Company's financial information; (v) checking the internal control system of the Company.

               (3)  The nomination committee shall primarily be responsible for
                    (i) formulating the standards and procedure for selecting directors, managers, and making proposals in connection therewith, (ii) search for competent candidates of directors and managers; (iii) evaluating the candidates of directors and managers and making proposals in connection therewith.

               (4) The remuneration and evaluation committee shall primarily be responsible for (i) formulating the standard for evaluation of directors and managers, evaluating directors and managers and making proposals in connection therewith; (ii) deliberating on and reviewing the directors and senior administrative officers' remuneration policy and plan.

               (5) The independent board committee shall primarily be responsible for (i) examining connected transactions of the Company; (ii) examining the Company's capital used by shareholders and capital recovery status; (iii) examining matters on provision of external security by the Company;
                    (iv) examining whether the Company has impaired the interests of its minority shareholders.";

          e. Article 54 of the "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "Article 54 Meetings of the board of directors shall be held four times every year, and these meetings shall be held within two days before the release of the Company's annual report for the previous year, the release of the Company's interim report and the release of the Company's quarterly reports respectively to discuss and examine the relevant reports.";

          f. Article 62 of the "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "Article 62 The board's motions shall be submitted according to the following procedures:

               (1) Proposing the motions: According to the powers of the board, a motion shall be put forward by the Chairman, the supervisory committee, or the president. They may also be put forward by a director or jointly by several directors.

               (2) Preparing the motions: The motions proposed by the Chairman, the supervisory committee or by the president may be prepared by themselves or be handed over by the secretary to relevant department. The motion proposed by one director or by several directors may be prepared by the director or directors proposing such motions, or be handed over by the secretary upon approval by the Chairman to relevant department.

               (3) Submission of motions: After the motions are prepared, the secretary of the board of directors shall collect comments and opinions among relevant persons. After elaboration, evaluation, modification by relevant parties and persons, a sufficiently sophisticated resolution will be submitted to the board for deliberation.

               (4) Connected transactions the total consideration of which exceeds the relevant provisions of the existing listing rules and other supervisory regulations in places where the Company is listed shall be approved and signed by the independent directors before submission to the board of directors for deliberation as a proposed motion.";

          g. Article 65 of the "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 65 Directors participating in a board meeting vote for or against the board resolutions by casting a written and open ballot. Each of the resolutions shall be voted for or against and each director shall have one vote. The directors may either vote for or against a resolution and usually they are not allowed to abstain. If a director chooses to abstain, he must give reasons for such abstention and such reasons shall be kept in record.

               RESOLUTION TO BE MADE BY THE BOARD OF DIRECTORS SHALL BE PASSED BY ONE HALF OR MORE OF ALL DIRECTORS PRESENT AT THE MEETING EXCEPT THAT PROVISION 9 IN ARTICLE 33 SHALL BE SUBJECT TO WRITTEN CONSENT BY TWO THIRDS OR MORE OF ALL DIRECTORS PRESENT AT THE MEETING.";

          h. Article 87 of the "Rules of Procedures for Board of Directors" shall be replaced by the following provision:

               "ARTICLE 87 CONNECTED TRANSACTIONS THE TOTAL CONSIDERATION OF WHICH EXCEEDS THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS IN PLACES WHERE THE COMPANY IS LISTED SHALL BE DEALT WITH AS FOLLOWS:

               (1)  Proposal by the president;

               (2) The president shall cause relevant departments to collect materials for and prepare a draft plan;

               (3) The president shall examine the plans to be submitted to the board;

               (4) The secretary of the board of directors shall make arrangements for a meeting at which relevant departments of the Company shall report to the independent non-executive directors about the transaction;

               (5) The secretary of the hoard of directors shall collect materials and make arrangements for a hoard meeting;

               (6)  Board discussion;

               (7) BOARD RESOLUTION. THE SECRETARY OF THE BOARD OF DIRECTORS SHALL MAKE A PUBLIC ANNOUNCEMENT REGARDING THE RESOLUTION IN ACCORDANCE WITH THE RELEVANT PROVISIONS OF EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS IN PLACES WHERE THE COMPANY IS LISTED;

               (8) The secretary of the board of directors shall notify relevant authorities.

          i. Article 90 of the "Rules of Procedures for Board of Directors" shall be followed with this new Article:

               "ARTICLE 91 MATTERS ON EXTERNAL SECURITY:

               (1)  TO BE PROPOSED BY LEGAL AUTHORIZED PERSON;

               (2) THE SECRETARY OF THE BOARD OF DIRECTORS AND RELEVANT DEPARTMENT OF THE COMPANY SHALL PREPARE MATERIALS;

               (3)  THE CHAIRMAN AND GENERAL MANAGER SHALL EXAMINE THE
                    MATERIALS;

               (4) THE SECRETARY OF THE BOARD OF DIRECTORS SHALL COLLECT MATERIALS AND MAKE ARRANGEMENTS FOR A BOARD MEETING;

               (5)  BOARD DISCUSSION;

               (6) TO BE PASSED AS RESOLUTION OF THE BOARD OF DIRECTORS. THE SECRETARY OF THE BOARD OF DIRECTORS SHALL MAKE A DISCLOSURE TO THE PUBLIC IN ACCORDANCE WITH SUCH RESOLUTION OR THE BOARD OF DIRECTORS SHALL PROPOSE SUCH RESOLUTION TO THE SHAREHOLDERS' GENERAL MEETING FOR EXAMINATION IN ACCORDANCE WITH THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS.";

          j. The item numbers of articles of the "Rules of Procedures for Board of Directors" are deferred subsequent to the original
               Article 91. The original Article 99 shall be replaced by the following provision:

               "ARTICLE 100 When persons, who are seconded by the Company to act as directors of affiliated companies are called upon to vote at a board meeting or a shareholders' general meeting of the affiliated Company on matters involving the above provisions, especially Articles 84-88 and 90-95 hereunder. The seconded director shall seek authorization from the Company's board of director for the said matters:

               (1) Report to the president by the director who is seconded by the Company on the matter to he voted on;

               (2) The president shall cause relevant departments of the Company to prepare materials;

               (3)  The president shall examine the materials;

               (4) The secretary of the board of directors shall collect materials and make arrangements for a board meeting;

               (5)  Board discussion;

               (6)  Board resolution;

               (7) The office of the secretary of the board of directors shall notify the seconded director and the relevant departments.";

          k. No amendment is made subsequent to the Company's original Article 100 of "Procedures of Board Meeting" except that the item numbers of articles are deferred.


II.--TO CONSIDER AND APPROVE THE FOLLOWING RESOLUTIONS AS SPECIAL RESOLUTION

1. Proposals of the Board of Directors for amending the Articles of Association of the Company as stated below be and is hereby approved, and the Board of Directors is authorized to amend appropriately the wordings of the following amendment proposals and to deal with any other matters as required by any PRC relevant auditing authorities and the listing rules of any stock exchange in which the securities of the Company are listed:

     a. Article 3 of the "Articles of Association" shall be replaced by the following provision:

          "ARTICLE 3 The Company's address: GUANGZHOU ECONOMIC AND TECHNOLOGY DEVELOPMENT ZONE, GUANGZHOU, CHINA

          Telephone: (020) 86123303
          Facsimile: (020) 86644623";

     b. Article 6 of the "Articles & Association" shall be replaced by the following provision:

          "ARTICLE 6": THE COMPANY AMENDS THE COMPANY'S ARTICLES OF ASSOCIATION IN ACCORDANCE WITH THE COMPANY LAW, THE SPECIAL REGULATIONS, "MANDATORY PROVISIONS FOR THE ARTICLES OF ASSOCIATION OF COMPANIES TO BE LISTED OUTSIDE CHINA" (THE "MANDATORY PROVISIONS"), "MANDATORY PROVISIONS FOR THE ARTICLES OF ASSOCIATION OF LISTED COMPANIES" AND OTHER RELEVANT LAWS AND ADMINISTRATIVE REGULATIONS.

     c. Article 12 of the "Articles of Association" shall be replaced by the following provision:

          "ARTICLE 12: FOR THE PURPOSE OF THESE ARTICLES OF ASSOCIATION, OTHER SENIOR ADMINISTRATIVE OFFICERS OF THE COMPANY REFER TO VICE PRESIDENT, CHIEF FINANCIAL OFFICER, BOARD SECRETARY, GENERAL ECONOMIST, CHIEF ENGINEER, CHIEF PILOT, AND GENERAL LEGAL COUNSEL."

     d. Article 59 of the "Articles of Association" shall be replaced by the following provision:

          "ARTICLE 59 The shareholders' general meeting shall exercise the following functions and powers:

          (1) to decide on the Company's operational policies and investment plans;

          (2) to elect and replace directors and decide on matters relating to the remuneration of directors;

          (3) to elect and replace the supervisors who are representatives of shareholders and decide on matters relating to the remuneration of supervisors;

          (4)  to examine and approve reports of the board of directors;

          (5)  to examine and approve reports of the supervisory committee;

          (6) to examine and approve the Company's proposed annual preliminary and final financial budgets;

          (7) to examine and approve the Company's profit distribution plans and plans for making up losses;

          (8) to decide on increases or reductions in the Company registered capital;

          (9) to decide on matters such as merger, division, dissolution and liquidation of the Company;

          (10) to decide on the issue of debentures by the Company;

          (11) TO DECIDE ON MATTERS RELATING TO EXTERNAL SECURITY ACCORDING TO THE RELEVANT PROVISIONS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY;

          (12) to decide on the appointment, dismissal and disengagement of the accountants of the

               Company;

          (13) to amend these articles of association;

          (14) to consider motions raised by shareholders who represent 5 precent or more of the total shares of the Company carrying the right to vote;

          (15) to decide on other matters which require resolutions of the shareholders in general meeting according to relevant laws, administrative regulations and provisions of the these articles of association;

          (16) to decide on matters which the board of directors may be delegated or authorized to deal with by the shareholders in general meeting.

          When the shareholders' general meeting decide on matters which the board of directors may be delegated or authorized to deal with, the shareholders' general meeting shall maintain the legitimate rights and interests of the Company according to law and abide by laws and regulations strictly in order to ensure the Company's principle of efficient operation and scientific decision making. Matters delegated or authorized to the board of directors to deal with include (without limitation):

          (1) to modify the language of these articles of association after the shareholders' general meeting passed the resolution on the amendment of these articles of association in principle;

          (2)  to distribute the interim profit;

          (3) to decide on matters in connection with the issue of new shares and equity convertible bonds;

          (4) TO DEAL WITH, MORTGAGE AND SECURE THE FIXED ASSETS UNDER THE CURRENT OPERATION POLICY AND INVESTMENT PLAN PASSED BY THE SHAREHOLDERS' GENERAL MEETING, EXCLUDING DIRECT OR INDIRECT PROVISION OF SECURITY FOR THE SECURED PARTY WITH A GEARING RATIO EXCEEDING 70%;

          (5) other matters delegated or authorized by the shareholders' general meeting to the board of directors to deal with at times in accordance with laws, regulations and these articles of association.

     e. Article 75 of the "Articles of Association" will be replaced by the following provision:

          "ARTICLE 75 Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

          To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

          To adopt a special resolution, votes representing more than two thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

          The shareholders (including proxies) present at the meeting shall expressly state their agreement with or objection to every matter to be determined by voting. If a shareholder abstains from voting or casts an abstention vote, the Company shall disregard such vote as a voting share when counting the result of voting.

          WHEN ANY SHAREHOLDERS'S PROXY SHALL ABSTAIN FROM VOTING OR BE LIMITED TO VOTE IN FAVOR OF OR AGAINST ANY DESIGNATED RESOLUTION, ANY VOTES MADE BY SUCH PROXY IN CONTRAVENTION OF THE AFORESAID REGULATION OR LIMITATION SHOULD NOT BE COUNTED AS VOTES HAVING VOTING RIGHTS.

     f. Article 77 of the "Articles of Association" will be replaced by the following provision:

          "ARTICLE 77: THE FOLLOWING ISSUES SHALL BE APPROVED BY VOTE ON A POLL UNDER THE SUPERVISOR'S SUPERVISION AT SHAREHOLDERS' GENERAL MEETING:

          (1)  CONNECTED TRANSACTIONS

          (2)  TRANSACTIONS THAT SHALL BE APPROVED BY INDEPENDENT SHAREHOLDERS;

          (3) OPTIONS GRANTED TO MAJOR SHAREHOLDERS OR INDEPENDENT DIRECTORS OR ANY OTHER RELATED PARTIES;

          (4) ANY OTHER TRANSACTIONS IN WHICH SHAREHOLDERS ARE MATERIALLY INTERESTED AND ACCORDINGLY ARE REQUIRED TO REFRAIN FROM VOTING AT SHAREHOLDERS' GENERAL MEETING.

          NOTWITHSTANDING THE ABOVE REGULATIONS, at any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

          (1)  by the chairman of the meeting;

          (2) by at lease two shareholders entitled to vote present in person or by proxy;

          (3) by one or more shareholders present in person or by proxy and representing 10 per cent or more of all shares carry the rights to vote at the meeting.

          Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

          The demand for a poll may be withdrawn by the person who makes such demand.

     g. Article 81 of the "Articles of Association" will be replaced by the following provision";

          "ARTICLE 81: The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

          (1) work reports of the board of directors and the supervisory committee;

          (2) plans formulated by the board of directors for distribution of profits and for making up losses;

          (3) removal of the members of the board of directors and members of the supervisory committee, their remuneration and method of payment;

          (4) annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company;

          (5)  ANNUAL REPORT OF THE COMPANY;

          (6) matters other than those required by the laws and administrative regulations or by these articles of association to be adopted by special resolutions.

     h. Article 101 of the "Articles of Association" of will be replaced by the following provision:

          "ARTICLE 101 DIRECTORS SHALL BE ELECTED AND REPLACED BY THE SHAREHOLDERS' GENERAL MEETING. THE TERM OF OFFICE OF THE DIRECTORS IS THREE (3) YEARS, RENEWABLE BY RE-ELECTION UPON EXPIRY.

          DIRECTORS SHALL BE ELECTED BY THE SHAREHOLDERS' GENERAL MEETING FROM THE BOARD OF DIRECTORS OR CANDIDATES NOMINATED BY SHAREHOLDERS REPRESENTING 5% (INCLUDING THE 5%) OR MORE OF THE ISSUED SHARES. AT LEAST 7 DAYS' NOTICE OF NOMINATION OF A CANDIDATE FOR ELECTION AS A DIRECTOR AND PARTICULARS OF SUCH CANDIDATE SHALL BE GIVEN TO THE COMPANY, AND SUCH 7 DAYS PERIOD SHALL START NO SOONER THAN THE FIRST DAY AFTER THE DATE OF GIVING THE NOTICE AND END NO LATER THAN 7 DAYS PRIOR TO THE DATE OF THE SUCH SHAREHOLDERS' GENERAL MEETING.

          THE CANDIDATES FOR ELECTION AS DIRECTORS SHALL GIVE AT LEAST 7 DAYS' PRIOR WRITTEN CONFIRMATION TO THE COMPANY, AND SUCH 7 DAYS PERIOD SHALL START NO SOONER THAN THE DAY AFTER THE DATE OF GIVING THE NOTICE AND END NO LATER THAN 7 DAYS PRIOR TO THE DATE OF SUCH SHAREHOLDERS' GENERAL MEETING. THE WRITTEN CONFIRMATION SHALL INDICATE THE WILLINGNESS OF THE CANDIDATE TO BE NOMINATED, AND CONFIRM THAT INFORMATION OF THE CANDIDATE PUBLICLY DISCLOSED ARE TRUE AND COMPLETE, THAT THE CANDIDATE WILL FAITHFULLY DISCHARGE ITS DUTIES AS A DIRECTOR IF HE IS ELECTED.

          WHERE SHAREHOLDERS SEVERALLY OR JOINTLY HOLDING 5% OR MORE OF THE VOTING RIGHTS OR THE SUPERVISORY COMMITTEE OF THE COMPANY PROPOSE ANY SPECIAL RESOLUTIONS FOR ELECTION OF NON-INDEPENDENT DIRECTORS AT THE COMPANY'S ANNUAL GENERAL MEETING, WRITTEN NOTICE OF THE INTENTION TO PROPOSE A CANDIDATE FOR ELECTION AS A DIRECTOR, NOTICE BY SUCH CANDIDATE OF HIS WILLINGNESS TO BE ELECTED AND DETAILS AND CONFIRMATION OF THE CANDIDATE SHALL BE GIVEN TO THE COMPANY NOT MORE THAN 7 DAYS PRIOR TO THE DATE OF THE MEETING APPOINTED FOR SUCH ELECTION. THE 7 DAYS PERIOD SHALL START NO SOONER THAN THE FIRST DAY AFTER THE DATE OF GIVING THE NOTICE AND END NO LATER THAN 7 DAYS PRIOR TO THE DATE OF SUCH SHAREHOLDERS' GENERAL MEETING.

          THE CHAIRMAN AND THE VICE-CHAIRMAN SHALL BE ELECTED AND REMOVED BY MORE THAN ONE HALF OF ALL THE MEMBERS OF THE BOARD OF DIRECTORS. THE TERM OF OFFICE OF EACH OF THE CHAIRMAN AND THE VICE-CHAIRMAN IS THREE
          (3) YEARS, RENEWABLE UPON RE-ELECTION.

          THE SHAREHOLDERS' GENERAL MEETING MAY BE ORDINARY RESOLUTION REMOVE ANY DIRECTOR BEFORE THE EXPIRATION OF HIS TERM OF OFFICE (BUT WITHOUT PREJUDICE TO SUCH DIRECTOR'S RIGHT TO CLAIM DAMAGES BASED ON ANY CONTRACT) ON THE CONDITION THAT ALL THE RELEVANT LAWS AND ADMINISTRATIVE REGULATIONS ARE FULLY COMPLIED WITH.

          THE DIRECTORS SHALL NOT BE REQUIRED TO HOLD SHARES OF THE COMPANY.

     i. ARTICLE 102 OF THE "ARTICLES OF ASSOCIATION" WILL BE REPLACED BY THE FOLLOWING PROVISION:

          "ARTICLE 102: THE BOARD OF DIRECTORS IS RESPONSIBLE TO THE SHAREHOLDERS' GENERAL MEETING AND EXERCISES THE FOLLOWING POWERS:

          (1) TO BE RESPONSIBLE FOR THE CONVENING OF THE SHAREHOLDERS' GENERAL MEETING AND TO REPORT ON ITS WORK TO THE SHAREHOLDERS' GENERAL MEETING;

          (2)  TO IMPLEMENT THE RESOLUTIONS OF THE SHAREHOLDERS' GENERAL
               MEETINGS;

          (3)  TO DECIDE ON THE COMPANY'S BUSINESS PLANS AND INVESTMENT PLANS;

          (4)  TO FORMULATE THE COMPANY'S ANNUAL PRELIMINARY AND FINANCIAL
               BUDGETS;

          (5) TO FORMULATE THE COMPANY'S PROFIT DISTRIBUTION PLAN AND PLAN FOR MAKING UP LOSSES;

          (6) TO FORMULATE PROPOSALS FOR INCREASES OR REDUCTIONS IN THE COMPANY'S REGISTERED CAPITAL AND THE ISSUE OF DEBENTURES OF THE COMPANY;

          (7) TO DRAW UP PLANS FOR THE MERGER, DIVISION OR DISSOLUTION OF THE COMPANY;

          (8) TO DECIDE ON MATTERS RELATING TO THE COMPANY'S EXTERNAL SECURITY (INCLUDING ASSETS PLEDGE) ACCORDING TO AUTHORIZATION OF SHAREHOLDERS' GENERAL MEETINGS;

          (9) TO DECIDE ON THE COMPANY'S ACQUISITION AND SALES OF ASSETS AND RISK INVESTMENTS;

          (10) TO DECIDE ON THE ESTABLISHMENT OF THE COMPANY'S INTERNAL MANAGEMENT STRUCTURE;

          (11) TO APPOINT OF DISMISS THE COMPANY'S PRESIDENT, AND PURSUANT TO THE PRESIDENT'S NOMINATIONS TO APPOINT OR DISMISS THE VICE PRESIDENT, THE FINANCIAL CONTROLLER AND OTHER SENIOR ADMINISTRATIVE OFFICERS OF THE COMPANY AND DECIDE ON THEIR REMUNERATION;

          (12) TO ESTABLISH THE COMPANY'S BASIC MANAGEMENT SYSTEM;

          (13) TO FORMULATE PROPOSALS FOR ANY AMENDMENTS OF THE COMPANY'S ARTICLES OF ASSOCIATION;

          (14) TO EXERCISE ANY OTHER POWERS CONFERRED BY THESE ARTICLES OF ASSOCIATION OR THE SHAREHOLDERS' GENERAL MEETINGS.

          EXCEPT THE BOARD OF DIRECTORS' RESOLUTIONS IN RESPECT OF THE MATTERS SPECIFIED IN SUB-PARAGRAPHS (6), (7), (8) AND (13) OF THIS ARTICLE WHICH SHALL BE PASSED BY MORE THAN TWO-THIRDS OF ALL THE DIRECTORS, THE BOARD OF DIRECTORS' RESOLUTIONS IN RESPECT OF ALL OTHER MATTERS MAY BE PASSED BY MORE THAN ONE HALF OF ALL THE DIRECTORS.

     j. ARTICLE 106 OF THE "ARTICLES OF ASSOCIATION" SHALL BE REPLACED BY THE FOLLOWING PROVISION:

          "ARTICLE 106: MEETINGS OF THE BOARD OF DIRECTORS SHALL BE HELD AT LEAST TWICE EVERY YEAR AND BE CONVENED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS BY SERVING NOTICE OF EACH BOARD MEETING ON ALL OF THE DIRECTORS BY TELEX, TELEGRAM, FACSIMILE, EXPRESS DELIVERY, REGISTERED MAIL OR PERSONAL DELIVERY TEN DAYS BEFORE THE DATE OF THE PROPOSED MEETING. AN EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS MAY BE HELD UPON REQUISITION BY EITHER THE CHAIRMAN, ONE THIRD OR MORE OF THE DIRECTORS (INCLUDING THE ONE THIRD), THE SUPERVISORY COMMITTEE OR THE PRESIDENT OF THE COMPANY.

          THE BOARD MEETINGS SHALL BE HELD IN PRINCIPLE AT THE PLACE WHERE THE COMPANY IS LOCATED. IT MAY BE HELD AT OTHER PLACES BOTH AT HOME AND ABROAD UPON RESOLUTION BY THE BOARD OF DIRECTORS";

     k. ARTICLE 108 OF THE "ARTICLES OF ASSOCIATION" SHALL BE REPLACED BY THE FOLLOWING PROVISION:

          "ARTICLE 108: MEETING OF THE BOARD OF DIRECTORS SHALL BE HELD ONLY IF MORE THAN HALF OF THE DIRECTORS ARE PRESENT.

          EACH DIRECTOR SHALL HAVE ONE VOTE. A RESOLUTION OF THE BOARD OF DIRECTORS MUST BE PASSED BY MORE THAN HALF OF ALL THE DIRECTORS.

          WHERE THE NUMBER OF VOTES CAST FOR AND AGAINST A RESOLUTION IS EQUAL, THE CHAIRMAN OF THE

          BOARD OF THE DIRECTORS SHALL HAVE A CASTING VOTE.

          WHERE A DIRECTORS (OR ITS ASSOCIATE) IS INTERESTED IN ANY RESOLUTION PROPOSED AT A BOARD MEETING, SUCH DIRECTOR SHALL NOT BE PRESENT AND SHALL NOT HAVE A RIGHT TO VOTE. SUCH DIRECTOR SHALL NOT BE COUNTED IN THE QUORUM OF THE RELEVANT MEETING.

     l. ARTICLE 121 OF THE "ARTICLES OF ASSOCIATION" SHALL BE REPLACED BY THE FOLLOWING PROVISION:

          "ARTICLE 121 RIGHTS AND OBLIGATIONS OF INDEPENDENT DIRECTORS:

          (1) TO FACILITATE THE INDEPENDENT DIRECTORS IN PERFORMING THEIR FUNCTION MORE EFFICIENTLY, THE INDEPENDENT DIRECTORS SHALL HAVE THE FOLLOWING SPECIAL POWERS, IN ADDITION TO HAVING THOSE POWERS GRANTED BY THE COMPANY LAW AND OTHER RELEVANT LAWS AND REGULATIONS TO DIRECTORS:

               (i) APPROVE CONNECTED TRANSACTIONS THE AGGREGATE CONSIDERATION OF WHICH IS IN COMPLIANCE WITH THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATION IN PLACES WHERE THE COMPANY IS LISTED;

               (ii) PROPOSE TO THE BOARD OF DIRECTORS WITH RESPECT TO ENGAGING OR DISENGAGING ACCOUNTING FIRMS;

               (iii) PROPOSE TO THE BOARD OF DIRECTORS WITH RESPECT TO THE
                     CONVENING OF EXTRAORDINARY SHAREHOLDERS' MEETINGS;

               (iv)  PROPOSE THE CONVENING OF BOARD MEETINGS;

               (v)   ENGAGE EXTERNAL AUDITING FIRMS OR CONSULTANCY FIRMS;

               (vi) PUBLICLY SOLICIT AND COLLECT PROXIES BEFORE THE CONVENING OF THE SHAREHOLDERS' GENERAL MEETINGS.

          (2) THE INDEPENDENT DIRECTOR SHALL OBTAIN THE CONSENT OF OVER HALF OF THE INDEPENDENT DIRECTORS IN EXERCISING ANY OF THE ABOVE POWERS.

          (3) IF ANY OF THE ABOVE PROPOSAL HAS NOT BEEN ADOPTED OR IF ANY THE ABOVE POWERS CANNOT BE EXERCISED, THE COMPANY SHALL DISCLOSE THE RELEVANT INFORMATION.

          (4) APART FROM THE POWERS OF AN ORDINARY DIRECTOR AND THE SPECIAL POWERS OF AN INDEPENDENT DIRECTOR, AN INDEPENDENT DIRECTOR SHALL COMPLY WITH ALL THE OBLIGATIONS OF A DIRECTOR SET FORTH IN THESE ARTICLES OF ASSOCIATION.

     m. ARTICLE 122 OF THE "ARTICLES OF ASSOCIATION" SHALL BE REPLACED BY THE FOLLOWING PROVISION:

          "ARTICLE 122 THE INDEPENDENT DIRECTORS SHALL PROVIDE THEIR OPINIONS ON ALL THE IMPORTANT MATTERS OF THE COMPANY.

          (1) IN ADDITION TO THE ABOVE OBLIGATION, THE INDEPENDENT DIRECTORS SHALL PROVIDE THEIR INDEPENDENT OPINIONS TO THE BOARD OF DIRECTORS OR THE SHAREHOLDERS' GENERAL MEETING ON THE FOLLOWING
               MATTERS:

               (i)   NOMINATION, APPOINTMENT AND REMOVAL OF DIRECTORS;

               (ii)  APPOINTMENT AND DISMISSAL OF SENIOR ADMINISTRATIVE
                     OFFICERS;

               (iii) REMUNERATION OF DIRECTORS AND SENIOR ADMINISTRATIVE
                     OFFICERS;

               (iv) NEWLY OCCURRED TRANSACTIONS, LOANS AND OTHER FORMS OF FUND TRANSFER BETWEEN THE COMPANY AND ITS SHAREHOLDERS, ACTUAL CONTROLLERS OR THEIR AFFILIATES, THE AGGREGATE AMOUNT OF WHICH IS IN COMPLIANCE WITH THE RELEVANT PROVISIONS OF THE EXISTING LISTING RULES AND OTHER SUPERVISORY REGULATIONS IN PLACES WHERE THE COMPANY IS LISTED, AND WHETHER THE COMPANY HAS TAKEN EFFECTIVE MEASURES TO COLLECT THE AMOUNTS DUE;

               (v) MATTERS WHICH MAY HARM THE INTERESTS OF THE MINORITY SHAREHOLDERS;

               (vi) MATTERS RELATING TO SECURITY PROVIDED TO EXTERNAL PARTIES BY THE COMPANY;

               (vii) OTHER MATTERS PROVIDED FOR IN THESE ARTICLES OF
                     ASSOCIATION.

          (2) THE INDEPENDENT DIRECTORS SHALL CHOOSE TO PROVIDE ANY OF THE FOLLOWING OPINIONS IN RESPECT OF THE ABOVE MATTERS:

               (i)   AGREE;

               (ii)  RESERVE OPINION AND THE REASONS THEREFOR;

               (iii) DISSENT AND THE REASONS THEREFOR;

               (iv)  UNABLE TO COMMENT AND THE REASONS THEREFOR.

          (3) IF THE MATTERS CONCERNED FALL UNDER THOSE WHICH REQUIRE DISCLOSURE, THE COMPANY SHALL PUBLICLY DISCLOSE THE OPINIONS OF THE INDEPENDENT DIRECTORS. IF THE INDEPENDENT DIRECTORS CANNOT REACH A CONSENSUS, THE COMPANY SHALL PUBLICLY DISCLOSE THE OPINIONS OF EACH OF THE INDEPENDENT DIRECTORS.

     n. ARTICLE 124 OF THE "ARTICLES OF ASSOCIATION" SHALL BE REPLACED BY THE FOLLOWING PROVISION:

          "ARTICLE 124 THE COMPANY MAY SET UP SEVERAL SPECIAL COMMITTEES ACCORDING TO THE RESOLUTIONS OF SHAREHOLDERS' GENERAL MEETING (INCLUDING STRATEGY, AUDIT, NOMINATION, REMUNERATION AND EVALUATION, AND INDEPENDENT BOARD COMMITTEES). MEMBERS OF THESE SPECIAL COMMITTEES SHALL ALL BE DIRECTORS, AND IN THE AUDIT COMMITTEE, THE REMUNERATION COMMITTEE AND THE EVALUATION COMMITTEE, THE INDEPENDENT DIRECTORS SHALL FORM THE MAJORITY AND SHALL BE RESPONSIBLE FOR CONVENING THE COMMITTEE MEETINGS. IN THE AUDITING COMMITTEE AT LEAST ONE INDEPENDENT DIRECTOR SHALL BE AN ACCOUNTING PROFESSIONAL.";

     o. ARTICLE 171 OF THE "ARTICLES OF ASSOCIATION" SHALL BE REPLACED BY THE FOLLOWING PROVISION:

          "ARTICLE 171 THE COMPANY SHALL PUBLISH ITS QUARTERLY FINANCIAL REPORT, INTERIM FINANCIAL REPORT AND ANNUAL FINANCIAL REPORT EVERY FISCAL YEAR. THE QUARTERLY REPORTS SHALL BE PREPARED WITHIN THIRTY (30) DAYS AFTER THE FIRST QUARTER AND THE THIRD QUARTER, RESPECTIVELY. THE INTERIM REPORT SHALL BE PUBLISHED WITHIN SIXTY (60) DAYS AFTER THE FIRST SIX MONTHS OF THE FISCAL YEAR AND THE ANNUAL REPORT SHALL BE PUBLISHED WITHIN ONE HUNDRED AND TWENTY (120) DAYS AFTER THE EXPIRATION OF THE FISCAL YEAR";

     p. CHAPTER 18 OF THE "ARTICLES OF ASSOCIATION" SHALL BE REPLACED BY THE FOLLOWING PROVISION (NEW ADDITION):

          "CHAPTER 18 CAPITAL FLOW BETWEEN THE COMPANY AND ITS RELATED PARTY AND EXTERNAL SECURITY PROVIDED BY THE COMPANY

          "ARTICLE 190 FUND TRANSACTIONS BETWEEN THE COMPANY AND CONTROLLING SHAREHOLDERS AND

          OTHER CONNECTED PARTIES SHALL BE SUBJECT TO THE FOLLOWING REGULATIONS:

          (1) USE OF FUNDS OF THE COMPANY SHALL BE STRICTLY LIMITED DURING TRANSACTION OF OPERATING FUNDS BETWEEN THE COMPANY AND CONTROLLING SHAREHOLDERS AND OTHER CONNECTED PARTIES. CONTROLLING SHAREHOLDERS AND OTHER CONNECTED PARTIES SHALL NOT REQUEST THE COMPANY TO PAY FOR THEIR SALARIES, BENEFITS, INSURANCE AND ADVERTISEMENT DURING THE PERIOD, NOR SHALL THE PARTIES UNDERTAKE ANY COST OR OTHER OUTGOINGS FOR EACH OTHER.

          (2) THE COMPANY SHALL NOT DIRECTLY OR INDIRECTLY PROVIDE FUNDS FOR USE BY CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES BY:

               (i) LENDING THE COMPANY'S FUNDS WITH OR WITHOUT CONSIDERATION FOR USE BY CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES;

               (ii) ASSIGNMENT OF LOANS FOR CONNECTED PARTIES THROUGH BANKS OR NON-BANKING FINANCIAL BODIES;

               (iii) ENTRUSTING CONTROLLING SHAREHOLDERS OR OTHER CONNECTED
                     PARTIES TO CARRY OUT INVESTMENTS;

               (iv) ISSUANCE OF COMMERCIAL ACCEPTANCE NOTES WITHOUT REAL TRANSACTIONS BACKGROUND FOR CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES;

               (v) REPAYING DEBTS FOR CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES;

               (vi)  OTHER MEANS AS REQUIRED BY CSRC.

          (3) DURING AUDITING WORK FOR THE COMPANY'S ANNUAL FINANCIAL REPORTS, THE CERTIFIED PUBLIC ACCOUNTANTS SHALL, BASED ON THE AFORESAID REGULATIONS, PRESENT THEIR SPECIFIC EXPLANATION ON PARTICULARS OF THE USAGE OF FUND OF THE COMPANY BY CONTROLLING SHAREHOLDERS OR OTHER CONNECTED PARTIES, WHILE THE COMPANY SHALL ACCORDINGLY PUBLISH THE SPECIFIC EXPLANATION.

          ARTICLE 191 ALL DIRECTORS OF THE COMPANY SHALL PERFORM DUE DILIGENCE ON AND STRICTLY CONTROL LIABILITY RISKS INCURRED AS A RESULT OF EXTERNAL SECURITY, AND SHALL BY LAW ACCEPT RELATED LIABILITY FOR LOSS ARISING FROM CONTRAVENING OR IMPROPER EXTERNAL SECURITY.

          ARTICLE 192 THE COMPANY SHALL PROVIDE EXTERNAL SECURITY (INCLUDING ASSETS PLEDGE) BASED ON THE PRINCIPLES OF FAIRNESS, WILLINGNESS, FIDUCIARY AND MUTUAL BENEFITS, AND SHALL OBSERVE THE FOLLOWING
          REGULATIONS:

          (1) THE COMPANY SHALL NOT, WITH ITS OWN ASSETS, PROVIDE SECURITY TO ITS SHAREHOLDERS, PRINCIPAL SUBSIDIARIES AND SUBSIDIARIES OF SHAREHOLDERS, AND OTHER CONNECTED PARTIES, ANY NON-LEGAL ENTITIES OR INDIVIDUALS IN WHICH THE COMPANY HOLDS LESS THAN 50% SHARES.

          (2) TOTAL AMOUNT OF THE COMPANY'S EXTERNAL SECURITY SHALL NOT EXCEED 50% OF NET ASSETS AS SHOWN IN ITS LATEST CONSOLIDATED FINANCIAL STATEMENT.

          (3)  PROCEDURES FOR APPROVAL OF EXTERNAL SECURITY:

               (i) AS REQUIRED BY THE PRC LAWS AND REGULATIONS AND THE LISTING RULES OF STOCK EXCHANGE IN THE PLACE WHERE THE COMPANY'S SHARES LISTED, THE COMPANY' EXTERNAL SECURITY SHALL BE SUBJECT TO WRITTEN CONSENT BY TWO THIRDS OF ALL MEMBERS OF THE BOARD OF DIRECTORS OR APPROVAL FROM SHAREHOLDERS' GENERAL MEETINGS. SCOPE OF AUTHORITY OF THE BOARD OF DIRECTORS IS PROVIDED IN THE COMPANY'S "RULES OF

                     PROCEDURES FOR BOARD OF DIRECTORS";

               (ii) PRIOR TO DECISION ON PROVISION OF SECURITY TO EXTERNAL PARITIES, THE BOARD OF DIRECTORS OF THE COMPANY SHALL BE WELL INFORMED OF PARTICULARS OF THE DEBTORS, AND COMPLETELY ANALYSE AND FULLY DISCLOSE IN RELEVANT ANNOUNCEMENTS THE BENEFITS AND RISKS FROM SUCH SECURITY;

               (iii) WHEN A RESOLUTION IN RELATION TO EXTERNAL SECURITY IS TO BE
                     PASSED AT THE SHAREHOLDERS' GENERAL MEETING OR BY THE BOARD OF DIRECTORS, ANY SHAREHOLDERS OR DIRECTORS THAT HAVE A CONFLICT OF INTERESTS WITH SUCH SECURITY SHALL ABSTAIN FROM VOTING.

          (4) THE COMPANY SHALL NOT DIRECTLY OR INDIRECTLY PROVIDE LOAN SECURITY FOR SECURED SUBJECTS WITH A GEARING RATIO EXCEEDING 70%;

          (5) WHERE THE COMPANY PROVIDES SECURITY TO ANY EXTERNAL PARTIES, ANTI-SECURITY SHALL BE SOUGHT FROM THE SECURED PARTY WHO IN TURN SHALL BE ABLE TO UNDERTAKE THE ANTI-SECURITY;

          (6) THE COMPANY SHALL DULY PERFORM ITS DUTY TO STRICTLY DISCLOSE INFORMATION ON EXTERNAL SECURITY ACCORDING TO THE RELEVANT PROVISIONS OF LISTING RULES AND ARTICLES OF ASSOCIATION, AND SHALL TRUTHFULLY PROVIDE ALL INFORMATION RELATING TO EXTERNAL SECURITY OF THE COMPANY TO THE CERTIFIED PUBLIC ACCOUNTANTS;

          (7) THE COMPANY'S INDEPENDENT DIRECTORS SHALL IN THE ANNUAL REPORT PRESENT SPECIFIC EXPLANATION AND INDEPENDENT OPINIONS ON THE COMPANY'S ACCUMULATED AND CURRENT EXTERNAL SECURITY AND IMPLEMENTATION OF REGULATIONS AS REFERRED ABOVE";

     q. WORDINGS IN SECTIONS SUBSEQUENT TO "CHAPTER 18 - INSURANCE" (INCLUSIVE OF CHAPTER 18) OF THE ORIGINAL ARTICLES OF ASSOCIATION ARE KEPT THE SAME EXCEPT THAT ITEM NUMBERS OF ARTICLES ARE DEFERRED.

                                                BY ORDER OF THE BOARD
                                                       SU LIANG
                                                  COMPANY SECRETARY

GUANGZHOU, THE PRC. APRIL 29, 2004

AS AT THE DATE OF THIS NOTICE, THE DIRECTORS OF THE COMPANY INCLUDE YAN ZHI QING, LIU MING QI, WANG CHANG SHUN, PENG AN FA, WANG QUAN HUA, ZHAO LIU AN, ZHOU YONG QIAN, ZHOU YONG JIN, XU JIE BO AND WU RONG NAN AS EXECUTIVE DIRECTORS; AND SIMON TO, PETER LOK, WEI MING HAI, WANG ZHI AND SUI GUANG JUN AS INDEPENDENT NON-EXECUTIVE DIRECTORS.

NOTE:

I.---SHAREHOLDERS ELIGIBLE FOR ATTENDING THE GENERAL MEETING:

     1.   HOLDERS OF H SHARES OF THE COMPANY WHO ARE REGISTERED WITH HONG KONG

          REGISTRARS LIMITED, THE REGISTRAR OF H SHARES OF THE COMPANY, AT OR BEFORE THE CLOSE OF BUSINESS ON MONDAY, 17 MAY 2004 ARE ENTITLED TO ATTEND THE ANNUAL GENERAL MEETING ("AGM") AFTER DULY COMPLETION OF THE REQUIRED REGISTRATION PROCEDURES IN ACCORDANCE WITH SECTION 4 OF "REGISTRATION PROCEDURES FOR ATTENDING GENERAL MEETING". HOLDERS OF A SHARES OF THE COMPANY SHALL RECEIVE A NOTICE SEPARATELY.

II.--REGISTRATION PROCEDURES FOR ATTENDING A GENERAL MEETING:

     1. REGISTERED SHAREHOLDERS WHO INTEND TO ATTEND THE AGM EITHER IN PERSON OR BY PROXY MUST DELIVER TO THE COMPANY, ON OR BEFORE 27 MAY 2004, EITHER IN PERSON, BY POST OR BY FAX, THE REPLY SLIP FOR ATTENDING THE AGM.

     2. REGISTERED SHAREHOLDERS OF H SHARES OF THE COMPANY WHO INTEND TO ATTEND THE ANNUAL GENERAL MEETING AND WHO ARE ENTITLED TO THE FINAL DIVIDEND MUST DELIVER THEIR INSTRUMENTS OF TRANSFER TOGETHER WITH THE RELEVANT SHARE CERTIFICATES TO HONG KONG REGISTRARS LIMITED, THE REGISTRAR OF H SHARES OF THE COMPANY, BEFORE 4:00 P.M. ON 17 MAY 2004.

     3. THE REGISTER OF H SHARES OF THE COMPANY WILL BE CLOSED FROM 18 MAY 2004 TO 16 MAY 2004 (BOTH DAYS INCLUSIVE), DURING WHICH PERIOD NO TRANSFER OF H SHARES WILL BE REGISTERED.

     4. WHEN ATTENDING THE AGM, A SHAREHOLDER OR HIS PROXY SHALL PRODUCE PROOF OF IDENTITY. IF A CORPORATE SHAREHOLDER APPOINTS ITS LEGAL REPRESENTATIVE TO ATTEND THE MEETING, SUCH LEGAL REPRESENTATIVE SHALL PRODUCE PROOF OF HIS OWN IDENTITY, TOGETHER WITH A NOTARIZED COPY OF THE RESOLUTION OR POWER OF ATTORNEY ISSUED BY THE BOARD OF DIRECTORS OR OTHER GOVERNING BODY TO APPOINT SUCH LEGAL REPRESENTATIVE TO ATTEND THE MEETING.

III.-PROXIES:

     1. A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT ONE OR MORE PROXIES TO ATTEND THE AGM AND VOTE ON HIS BEHALF BY COMPLETING A FORM OF PROXY. A PROXY NEED NOT BE A SHAREHOLDER OF THE COMPANY.

     2. A PROXY MUST BE APPOINTED BY A SHAREHOLDER OR HIS ATTORNEY BY WAY OF A FORM OF PROXY. IF THE PROXY IS APPOINTED BY THE SHAREHOLDER'S ATTORNEY, THE POWER OF ATTORNEY OR OTHER AUTHORIZATION DOCUMENT AUTHORIZING SUCH ATTORNEY TO APPOINT THE PROXY MUST BE NOTARIZED.

     3. TO BE VALID, THE DULY COMPLETED PROXY FORM(S), TOGETHER WITH THE NOTARIZED POWER OF ATTORNEY OR OTHER AUTHORIZATION DOCUMENT (IF ANY), MUST BE LODGED WITH HONG KONG REGISTRARS LIMITED 24 HOURS BEFORE THE TIME DESIGNATED FOR THE HOLDING OF THE AGM.

IV.--MISCELLANEOUS:

     1. THE AGM IS EXPECTED TO LAST NOT MORE THAN ONE DAY. SHAREHOLDERS WHO ATTEND SHALL BEAR THEIR OWN TRAVELING AND ACCOMMODATION EXPENSES.

     2.   THE ADDRESS OF HONG KONG REGISTRARS LIMITED IS:

     ROOM 1901-5, 19TH FLOOR
     HOPEWELL CENTRE
     183 QUEEN'S ROAD EAST
     HONG KONG

     3.   THE REGISTERED ADDRESS OF THE COMPANY IS:

     BAIYUN INTERNATIONAL AIRPORT
     GUANGZHOU 510405
     PRC
     TELEPHONE NO.: (+86) 20-8612 4737
     FACSIMILE NO.: (+86) 20-8665 9040
     WEBSITE: WWW.CS-AIR.COM
     CONTACT PERSONS: SU LIANG AND LEI BIN

V.---BRIEF BIOGRAPHY OF NOMINATED SUPERVISORS:

MR. SUN XIAO YI IS A MEMBER OF PARTY COMMITTEE AND HEAD OF DISCIPLINE
  SUPERVISION TEAM OF CHINA SOUTHERN AIR HOLDING COMPANY. HE BECAME AN EMPLOYEE OF THE COMPANY IN MARCH 1995 SINCE THE ESTABLISHMENT OF THE COMPANY. BORN IN 1954, MR. SUN IS A SENIOR EXPERT OF POLITICAL SCIENCE AND ECONOMICS WITH AN ASSOCIATE DEGREE. MR. SUN HAS SUCCESSIVELY SERVED AS VICE PARTY SECRETARY OF THE HUBEI BRANCH OF THE COMPANY, PARTY SECRETARY OF THE FLIGHT OPERATIONS DEPARTMENT OF THE COMPANY, AND VICE PARTY SECRETARY OF CHINA SOUTHERN AIR HOLDING COMPANY.

MR. YANG GUANG HUA IS THE VICE PARTY SECRETARY AND DISCIPLINE SUPERVISION
  SECRETARY OF THE COMPANY. HE BECAME AN EMPLOYEE OF THE COMPANY IN MARCH 1995 SINCE THE ESTABLISHMENT OF THE COMPANY. BORN IN 1953, MR. YANG IS AN ENGINEER WITH UNIVERSITY QUALIFICATION. MR. YANG HAS SUCCESSIVELY SERVED AS DEPUTY GENERAL MANAGER OF THE HUNAN BRANCH OF THE COMPANY, GENERAL MANAGER OF SOUTHERN AIRLINES (GROUP) ZHUHAI HELICOPTERS COMPANY LIMITED, GENERAL MANAGER OF THE HUNAN BRANCH OF THE COMPANY, AND DEPUTY GENERAL MANAGER OF THE COMPANY.

MS. YANG YI HUA IS THE GENERAL MANAGER OF THE AUDIT DEPARTMENT OF THE COMPANY.
  SHE BECAME AN EMPLOYEE OF THE COMPANY IN MARCH 1995 SINCE THE ESTABLISHMENT OF THE COMPANY. BORN IN 1960, MS. YANG IS AN ACCOUNTANT. SHE HAS SUCCESSIVELY SERVED AS DEPUTY MANAGER OF THE CLEARANCE AND SETTLEMENT
  OFFICE OF THE FINANCIAL DIVISION OF THE GUANGZHOU CIVIL AVIATION ADMINISTRATION, MANAGER OF THE FINANCIAL OFFICE OF THE COMPANY'S FINANCIAL DIVISION, AND DEPUTY GENERAL MANAGER OF THE COMPANY'S AUDIT DEPARTMENT.

NONE OF THE THREE CANDIDATES ABOVE HAS ANY INTERESTS OR SHORT POSITIONS IN THE
  SHARES, UNDERLYING SHARES OR DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS (WITHIN THE MEANING OF PART XV OF THE SECURITIES AND FUTURES ORDINANCE) WHICH IS NOTIFIABLE TO THE COMPANY AND THE HONG KONG STOCK EXCHANGE PURSUANT TO THE SECURITIES AND FUTURES ORDINANCE (INCLUDING INTERESTS OR SHORT POSITIONS WHICH ARE TAKEN OR DEEMED TO HAVE UNDER SUCH PROVISIONS OF THE SECURITIES AND FUTURES ORDINANCE) OR REQUIRED TO BE RECORDED IN THE REGISTER MAINTAINED BY THE COMPANY PURSUANT TO SECTION 352 OF THE SECURITIES AND FUTURES ORDINANCE OR WHICH IS NOTIFIABLE TO THE COMPANY AND THE HONG KONG STOCK EXCHANGE PURSUANT TO THE "MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE LISTED COMPANIES" IN SCHEDULE
  10 OF THE LISTING RULES. FURTHER, SAVE AS DISCLOSED, NONE OF THE THREE CANDIDATES ABOVE IS CONNECTED WITH ANY DIRECTORS, SENIOR MANAGEMENT, SUBSTANTIAL SHAREHOLDERS OR CONTROLLING SHAREHOLDERS OF THE COMPANY.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: April 30, 2004